BB

SECUR [barcode] MMISSION

02021079

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 34099

SEC MAIL RECEIVED PROCESSING SEP 18 2002 WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patrick Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 High Street Suite 510

(No. and Street)

Hamilton,	Ohio	45011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. Hogan (513) 863-4570

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vernon H Huber, CPA

(Name – *if individual, state last, first, middle name*)

90 South Lawn Avenue	Hamilton	Ohio	45013
(Address)	(City)	(State)	(Zip Code)

PROCESSED OCT 25 2002 P THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Patrick W. Hogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick Financial Corporation, as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF OHIO

WANDA SPURLOCK
Notary Public, State of Ohio
My Comm. Expires Feb. 2, 2004

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICK FINANCIAL CORPORATION

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

Twelve Months Ended June 30, 2002

To the Board of Directors and Stockholders of
Patrick Financial Corporation
Fifth Third Bank Bldg., Suite 510
301 High Street
Hamilton, Ohio 45011

I have audited the accompanying statement of financial condition of Patrick Financial Corporation an Ohio Corporation as of June 30, 2002 and the related statements of loss, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patrick Financial Corporation as of June 30, 2002, and the results of its operations and its cash flows for the year the ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule I - Computation of net Capital and Schedule II - Reconciliation of computation of net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vernon H. Huber, CPA
90 Lawn Avenue
Hamilton, Ohio 45013
September 12, 2002

PATRICK FINANCIAL CORPORATION

June 30, 2002

FINANCIAL STATEMENTS AND SCHEDULES INDEX

	Page
Opinion Letter	
Statement of Financial Condition	01
Statement of Changes in Shareholders' Equity	02
Statement of Income	03
Statement of Cash Flows	04 - 05
Notes to Financial Statements	06 - 11A
Schedule I - Computation of net capital pursuant of Rule 15c3-1	12
Schedule II - Reconciliation of Computation of net capital pursuant to Rule 17-a-5 (4)	13

PATRICK FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS		
Cash Funds	$	22,217.32
Deposit Account-First Southwestern Company		50,000.00
Investment Securities		
Available for Sale at Cost of $ 197,720.00 less unrealized loss of ($ 10,530.00)		187,190.00
Commissions Receivable Net of Allowance for Doubtful Accounts		31,332.80
Deposit NASDAQ		18,900.00
Equipment $ 20,808.77 Less Accumulated Depreciation($ 18,796.43)		2,012.34
Total Assets		311,652.46
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable Commissions		48,905.09
Accrued and Withheld P/R Taxes		1,179.35
Notes Payable - Unsecured		20,000.00
Subordinated Loans of Capital Equity (Note B)		40,000.00
Total Liabilities		110,084.44
SHAREHOLDERS' EQUITY		
Common Stock 750 Shares Authorized No Par Common Stock, 52 Shares Issued and Outstanding		500.00
Additional Paid-In Capital		39,500.00
Less: Treasury Stock, 37 Shares No Par Common Stock, stated at Cost Allowed by State Law		(30,000.00)
Retained Earnings		191,568.02
Total Shareholders' Equity		201,568.02
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	311,652.46

The accompanying notes are an integral part of these financial statements

PATRICK FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
June 30, 2002

	Capital Stock	Additional Paid-In Capital	Treasury Stock at Cost	Retained Earnings
Balances at July 1, 2001	$ 500.00	$ 39,500.00	($30,000.00)	$205,231.24
Unrealized loss on Current Held Securities available for Sale at End of Year				(10,530.00)
Adjustment for unrealized loss on securities held at beginning of year				(11,425.75)
Adjustment Increase				1,406.84
Net Profit for the twelve months Ended June 30, 2002				6,885.69
Totals at June 30, 2002	$ 500.00	$ 39,500.00	($30,000.00)	$191,568.02

The accompanying notes are an integral part of
these financial statements

PATRICK FINANCIAL CORPORATION
INCOME STATEMENT
For the year ended June 30, 2002

INCOME		
Commissions Earned		$ 653,958.48
EXPENSES		
Commissions paid	$ 445,159.22	
Communications	9,354.36	
Officer's Salaries	136,400.00	
Payroll Taxes & Licenses	10,358.40	
Advertising	510.00	
Contributions	325.00	
Office Supplies	8,172.49	
Insurance	5,942.55	
Travel & Entertainment	350.00	
Error Account Expense	0.00	
Auto	1,640.67	
Dues, Publications	527.00	
Training and Research	1,527.87	
Rent	10,077.00	
Professional Services	3,300.00	
Medical Reimb. Plan Expense	2,788.09	
Retirement Benefits	20,460.00	
Interest	5,100.00	
Depreciation	1,813.90	
		663,806.55
NET LOSS FROM OPERATIONS		$ (9,848.07)
ADD OTHER INCOME		
Dividends and Interest	$ 14,709.32	
Gain on Investments	2,460.20	
Total Other Income		17,169.52
LESS OTHER EXPENSES		
Federal Income Taxes	$ 0.00	
City Income Taxes	435.76	
Total Other Expenses		(435.76)
NET PROFIT		$ 6,885.69

The accompanying notes are an integral part of
these financial statements

PATRICK FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:				
Cash received from commissions	$	653,267.22		
Cash paid for commissions		(431,848.10)		
Cash paid for suppliers		(41,726.94)		
Cash paid for labor and fringe		(174,361.29)		
Interest & Dividends received		14,709.32		
City Income tax paid		(435.76)		
Other income		2,460.20		
Interest paid		(5,100.00)		
NET CASH PROVIDED BY OPERATING ACTIVITIES			$	16,964.65
CASH FLOWS FROM INVESTING ACTIVITIES:				
Securities sold short	$	(0.00)		
Equipment purchased		(0.00)		
Net purchase of investment securities		(7,080.89)		
NET CASH USED BY INVESTING ACTIVITIES				(7,080.89)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase of Notes Payable Unsecured	$	20,000.00		
Decrease of subordinated loans for capital		(20,000.00)		
NET CASH USED BY FINANCING ACTIVITIES				0.00
INCREASE IN CASH				9,883.76
CASH AT BEGINNING OF YEAR				62,333.59
CASH AT END OF YEAR			$	72,217.32

The accompanying notes are an integral part of
these financial statements

STATEMENT OF CASH FLOW CONTINUED

RECONCILIATION OF CASH FLOW CONTINUED BY
OPERATING ACTIVITIES:

NET PROFIT		$ 6,885.69
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,813.90	
Increase in commissions receivable	(691.26)	
Increase in commissions payable	13,311.12	
Decrease in accrued and W/H taxes	(4,354.80)	
Total Adjustments		10,078.96
NET INCREASE IN CASH PROVIDED BY OPERATING ACTIVITIES		$ 16,964.65

The accompanying notes are an integral part of
these financial statements

PATRICK FINANCIAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Patrick Financial Corporation (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operation

Patrick Financial Corporation's charter was approved by the state of Ohio May 9, 1985. The company is in the business of rendering transactions and advice in regards to the buying, selling and trading of all types of securities and investments in the City of Hamilton, Ohio.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the company considers all highly liquid investments purchased except for money market investment, with a maturity date of three months or less to be cash equivalents.

Customer Accounts

Customer accounts are carried by correspondent brokers on a fully disclosed basis. Accordingly, the financial statements at June 30, 2002 do not include customer accounts.

Commissions Receivables and Allowances

Commissions receivable are stated at net realizable value due from correspondent brokers. Doubtful accounts are written directly to expense when in the opinion of management, amounts involved are considered uncollectible. The company under this method has not accrued an allowance for doubtful accounts. There are no significant concentrations of credit risk from commissions receivable.

PATRICK FINANCIAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Investment Securities Available For Sale

INVESTMENT OWNED	SHARES	COST	MARKET VALUE 6-30-02	UNREALIZED GAIN (LOSS)
New York City New Pub. HSG Authority 5% due 1/1/2011	5,000	5,049.00	5,072.00	23.00
Pueblo Colo. New Pub. HSG Authority 5% due 4/1/2003	5,000	5,014.00	5,094.00	80.00
Allmerica Securities Trust	1,000	9,392.00	9,680.00	288.00
Delta Airlines Inc. Qtly PRD 8.125% 7/1/2039	700	15,980.00	14,595.00	(1,385.00)
Gabelli Equity Trust Inc. PFD Tax 7.25%	400	9,530.00	10,320.00	790.00
Royce Value Trust Inc. PFD Tax Advantages 7.3%	800	18,490.00	20,616.00	2,126.00
Travelers P + C CAPI Tr PFD Sec 8.08% 04/30/36	400	9,380.00	10,020.00	640.00
Ohio Power Company 7.92% PFD Ser B	600	15,090.00	15,036.00	(54.00)
Appalachian Power Co.PFD 7.20% 03/31/38 Ser A	400	9,852.00	9,748.00	(104.00)

PATRICK FINANCIAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Investment Securities Available For Sale

INVESTMENT OWNED	SHARES	COST	MARKET VALUE 6-30-02	UNREALIZED GAIN (LOSS)
Broadwint Inc. 6.75% PFD Ser B	600	23,140.00	10,140.00	(13,000.00)
Ohio Power Company 7.92% PFD Ser B	400	10,052.00	10,024.00	(28.00)
TXU Capital 1 7.25% pfd sera 3/31/29	600	14,932.00	14,850.00	(82.00)
Alabama PWR Cap Trust II PFD 7.60% 12.31/36 Series	500	12,302.00	12,475.00	173.00
ITT Hartford Capital 1 PFD SERA 7/70% 2/28/16	500	12,497.00	12,500.00	3.00
Textron Captial I PFD	500	12,500.00	12,500.00	0.00
Prime Money Mkt.	500	14,520.00	14,520.00	0.00
Total		$197,720.00	$187,190.00	($ 10,530.00)

PATRICK FINANCIAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Property and Equipment

Equipment is stated at cost. For financial reporting purposes, the company uses principally the straight-line method of computing depreciation based on the expected useful lives of the assets.

Computer	Equipment	5 Year Life
Office	Equipment	7 Year Life

Maintenance and repairs are charged to income as incurred; improvements are capitalized. The related property and accumulated depreciation accounts are relieved of applicable amounts when the property is retired or removed from business. Gains or losses are reflected in the income when a fixed asset is sold. For federal income tax purposed, depreciation is computed using the modified accelerated cost recovery system.

Depreciation Expense

The amount of depreciation expended for year end June 30, 2002 on the straight-line basis is $ 1,813.90.

Lease Commitments

The corporation currently occupies office space at 301 High Street Suite 510. Also known as the Fifth Third Bank Bldg., Hamilton, Ohio. The monthly payment continues to be $ 710.00 per month less rent collected from commissioned staff person of $ 143.33 per month. The net monthly rent is $ 566.67 per month. The corporation is on a month to month rental understanding for this location. The corporation does not have a written lease agreement.

Retirement Benefits

The corporation has a simplified employee pension (SEP) plan under the regulations of the Internal Revenue Code to cover all eligible employees. A contribution was made for the year ended June 30, 2002 in the total amount of $ 20,460.00.

PATRICK FINANCIAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Medical Reimbursement Employee Benefit Plan

The company adopted a medical reimbursement plan January 1, 1996 for all employees completing one year of full time service.

Income Tax

The corporation's federal income tax liability for year ended June 30, 2002 was $ 0.00

Net taxable loss per tax return		$(38.00)
Add: Special deduction of dividends	$ 8,252.00	
Total Additions		8,214.00
Deduct: Entertainment exclusions	$ 175.00	
Federal Income Tax Expense for 2002	0.00	
Contribution Carry Over	211.00	
Adjustments	942.31	
Total Deductions		1,328.31
Net profit per books		$ 6,885.69

Accounting for current and deferred income taxes

The company adopted the accounting standards of financial accounting and reporting for income taxes per SFAS 109 which covers current taxes payable.

PATRICK FINANCIAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. An example would be the depreciation calculation based on the useful lives of fixed assets, and accounting treatment of securities available for sale in relation to the method used to recognize the unrealized loss.

Net Capital Requirements

The corporation is subject to the uniform net capital rule ("Rule") of the Securities and Exchange Commission. Under the Rule, the most restrictive conditions to the corporation are:

Minimum net capital shall not be less than the greater of $ 100,000.00 or 6 2/3% of aggregate indebtedness as defined by the RULE.

The ratio of aggregate indebtedness to net capital, both as defined by the RULE, shall not exceed 15 to 1, and that corporation capital may not be withdrawn if the resulting net capital ratio would not exceed 10 to 1.

The percentage of debt-equity shall not exceed 70%.

Related Party

Patrick W. Hogan, president of the corporation, only director and chairman of the board holds 96% of the outstanding shares of issued no par common stock.

The shareholder, Patrick W. Hogan makes the investment decisions, negotiates leases, and determines all financial matters for the corporation.

NOTE B-SUBORDINATED LOAN AGREEMENT OF CAPITAL EQUITY

The company was required to meet new Net Capital Rules of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The loans are subject to the terms and conditions outlined for a Broker-Dealer by National Association of Securities Dealers, Inc. The loans are scheduled as follows:

PATRICK FINANCIAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

NOTES PAYABLE UNSECURED

Stanley J. Frank, a shareholder, loaned the corporation $ 100,000.00 on a loan which matured on December 31, 2000. The loan was renewed at 10% interest per annum. The loan maturity date is June 30, 2005. The principal unpaid balance is $ 20,000.00.

NOTE B-SUBORDINATED LOAN AGREEMENT OF CAPITAL EQUITY CONTINUED

Joseph R. Schickling, a shareholder, loaned the corporation $ 85,000.00 on a loan which matured on December 31, 2000. The loan was renewed at 10% interest per annum. The new subordinated loans maturity date is June 30, 2005. The remaining unpaid balance is $ 20,000.00.

James D. Mussio, a shareholder, loaned the corporation $ 85,000.00 on a loan which matured on December 31, 2000. The loan was renewed at 10% interest per annum. The new subordinated loans maturity date is June 30, 2005. The remaining unpaid balance is $ 20,000.00.

The loan reduction agreements and the new loans approved by the National Association of Securities Dealers, Inc. The principal proceeds are required to be recorded as a part of the corporations capital. The loans are subject to all of the risk of the business. Repayment of any principal requires written consent of the National Association of Securities Dealers, Inc.

Maturities of Subordinated debt are as follows:

Year Ending June 30,	Subordinated Dept.	Other Unsecured Debt
2002	0.00	0.00
2003	0.00	0.00
2004	0.00	0.00
2005 Maturity date 6-30-2005	40,000.00	20,000.00

ADVERTISING

The corporation does virtually no advertising except for business cards. The company does not solicit or operate cold calling programs. The company does not issue marketing letters or purchase newspaper, radio, or television advertising.

SUPPLEMENTAL INFORMATION

PATRICK FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
June 30, 2002

Schedule I

Net Capital		
Total ownership equity from statement of Financial condition		$ 191,568.02
Add liabilities subordinated to claims of general creditors		40,000.00
Deductions for non-allowable assets		
Equipment net of accumulated		
depreciation	$ (2,012.34)	
Deposit NASDAQ	(18,900.00)	
		(20,912.34)
Total net capital before haircuts on Security Positions		210,655.68
Haircuts on trading and investment Securities		(25,276.00)
NET CAPITAL		$ 185,379.68
AGGREGATE INDEBTEDNESS		
Included in statement of financial condition		
Total liabilities	$ 110,084.44	
Less: Subordinated loans	(40,000.00)	
Total Aggregate Indebtedness		$ 70,084.44
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
6 2/3% aggregate indebtedness as shown above, pursuant to Rule 15c3-1 as of June 30, 1999, subject to a minimum requirement of $ 100,000.00		$ 100,000.00
Excess Net Capital		85,379.68
Total Capital		$ 185,379.68
Ratio of aggregate indebtedness to net capital		37.80
Percentage of debt-equity total computed In Accordance with Rule 15c3-1 (D)		.2743

The accompanying notes are an integral part of these financial statements

PATRICK FINANCIAL CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5 (D) (4)
June 30, 2002

SCHEDULE II

NET CAPITAL PER INITIAL FILING	$ 194,681.00
NET CAPITAL PER ENCLOSED COMPUTATION (NOTE A)	185,379.68
AGGREGATE INDEBTEDNESS PER INITIAL FILING	$ 70,783.00
AGGREGATE INDEBTEDNESS PER ENCLOSED COMPUTATION (NOTE A)	$ 70,784.44

NOTE A: Reconciliation of difference between initial filing and audit report.

Net capital per initial filing	$194,681.00
Depreciation adjustment	929.10
Decrease of unrealized gain on securities	(10,929.02)
Other Adjustments to income	698.60
Total	$185,379.68

Aggregate indebtedness per initial filing	$ 70,783.00
Add: Rounding	1.44
Total	$ 70,784.44

The accompanying notes are an integral part of
these financial statements

Shareholders and Board of Directors of
Patrick Financial Corporation
Fifth Third Bank Building, Suite 510
301 High Street
Hamilton, Ohio 45011

I have examined the financial statements of Patrick Financial Corporation for the year ended June 30, 2002 and have issued my report thereon dated September 12, 2002. As a part of my examination, I made a study and evaluation of the corporation's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by the corporation in making the periodic computations of aggregate indebtedness and net capital under 17-a-3(a) (11). Rule 17-a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my study and evaluation be disclosed. The purposes of my study and evaluation was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion of the corporation's financial statements and to provide a basis for reporting material weaknesses in internal control under rule 17A-5. My study and evaluation was not designed to express an opinion on the system of internal control taken as a whole.

The management of Patrick Financial Corporation is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required by assessing the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors of irregularities may nevertheless occur and not be detected. Also projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation which was made for the limited purpose describes in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Patrick Financial Corporation taken as a whole. My study and evaluation disclosed no conditions in the period under examination that I believe to be material inadequacies.

The company does not have a separation of accounting duties because of its small size and limited staff. The accounting records for many years have been maintained by one person who has the expertise and training. He is also a shareholder who owns 96% of the outstanding stock. This inherent risk that came to our attention proved not to be a material concern during the audit.

This report is intended solely for the use of management and for inclusion in the corporation's annual filing with the Securities and Exchange Commission and the applicable self - regulatory organization and should not be used for any other purposes.

Vernon H. Huber, CPA

September 12, 2002